                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K



  [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1997

  or

  [ ] Transition report pursuant to Section 15(d) of the Securities Exchange
      Act of 1934 For the transition period from ______ to ______


                        Commission File Number 0-19614


                     H.D. VEST, INC. SALARY SAVINGS TRUST

                                H.D. VEST, INC.
        6333 North State Highway 161, Fourth Floor, Irving, Texas 75039

        H.D. VEST, INC.
        SALARY SAVINGS TRUST


        FINANCIAL STATEMENTS
        AS OF DECEMBER 31, 1997 AND 1996,
        AND SUPPLEMENTAL SCHEDULES
        AS OF DECEMBER 31, 1997

        Together With Report Of Independent Public Accountants

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------


                                                                    Page(s)
                                                                    -------

Report of Independent Public Accountants                               2

Statement of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1997                                  3

Statement of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1996                                  4

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information for the Year Ended December 31, 1997           5

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information for the Year Ended December 31, 1996           6


Notes to Financial Statements                                       7-12

Schedule I - Item 27a - Supplemental Schedule of Assets Held for
  Investment Purposes as of December 31, 1997                         13

Schedule II - Item 27d - Supplemental Schedule of Reportable
  Transactions for the Year Ended December 31, 1997                   14

Signatures                                                            15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrator of the
H.D. Vest, Inc. Salary Savings Trust:

We have audited the accompanying statements of net assets available for plan benefits of the H.D. Vest, Inc. Salary Savings Trust (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, as listed in the accompanying index. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas,
  June 12, 1998

                                                         /s/ ARTHUR ANDERSEN LLP

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------



                                                                               Participant Directed
                                                             --------------------------------------------------------
                                                             Capital                       Kemper-
                                                             Reserves     Kemper U.S.      Dreman       Massachusetts
                                              Bank One        Money       Government       Small         Investors
                                              Holding         Market      Securities        Cap           Trust A
                                              Account         Fund          Fund           Value           Fund
                                             ----------     --------     -----------    -----------    --------------
ASSETS:
  Investments, at fair market value           $45,794        $10,345       $27,415        $125,455        $153,404

RECEIVABLES:
  Interfund receivables (payables)            (35,351)             2           209           6,290           6,098
  Participant contributions                      -               323           180           2,628           1,464
  Employer matching contributions                -                65            36             525             293
  Accrued income                                  214             43          -                 10               6
                                             --------        -------       -------        --------        --------

          Total receivables                   (35,137)           433           425           9,453           7,861
                                             --------        -------       -------        --------        --------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                          $ 10,657        $10,778       $27,840        $134,908        $161,265
                                             ========        =======       =======        ========        ========

                                                                Participant Directed
                                             -------------------------------------------------------

                                                                           Putnam       H.D. Vest
                                             Oppenheimer     Putnam     International   Employer
                                               Global        Voyager       Growth        Stock        Loan
                                                Fund          Fund          Fund         Fund         Fund       Total
                                             -----------    --------   -------------  -----------   --------   ----------
ASSETS:
  Investments, at fair market value            $401,195     $925,936       $55,000      $168,010     $84,102   $1,996,656

RECEIVABLES:
  Interfund receivables (payables)                 (253)      20,634         1,863           508        -             -
  Participant contributions                       2,451        5,698         1,754           461        -          14,959
  Employer matching contributions                   490        1,140           351            92        -           2,992
  Accrued income                                     14           37             6             9        -             339
                                               --------     --------       -------      --------     -------   ----------
          Total receivables                       2,702       27,509         3,974         1,070        -          18,290
                                               --------     --------       -------      --------     -------   ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                            $403,897     $953,445       $58,974      $169,080     $84,102   $2,014,946
                                               ========     ========       =======      ========     =======   ==========

    The accompanying notes are an integral part of this financial statement.

                      H.D. VEST, INC. SALARY SAVINGS TRUST
                      ------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------




                                                                        Participant Directed
                                                             -----------------------------------------
                                                             Capital
                                                             Reserves     Kemper U.S.   Massachusetts
                                              Bank One        Money       Government      Investors
                                              Holding         Market      Securities       Trust A
                                              Account         Fund          Fund            Fund
                                             ----------     --------     -----------    -------------

ASSETS:
  Investments, at fair market value            $22,230        $3,307        $10,126        $91,222

RECEIVABLES:
  Interfund receivables (payables)             (18,655)         -              -              -
  Dividends receivable                            -             -              -              -
  Participant contributions                     14,451          -              -              -
  Employer matching
    contributions                                2,890          -              -              -
                                               -------        ------        -------        -------

          Total receivables                     (1,314)         -              -              -
                                               -------        ------        -------        -------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                            $20,916        $3,307        $10,126        $91,222
                                               =======        ======        =======        =======

                                                      Participant Directed
                                             -------------------------------------

                                                                         H.D. Vest
                                             Oppenheimer     Putnam      Employer       H.D Vest
                                               Global        Voyager       Stock        Liquidity       Loan
                                                Fund          Fund         Fund           Fund          Fund       Total
                                             -----------    --------   -----------   -------------    --------   ----------

ASSETS:
  Investments, at fair market value           $256,362      $731,823     $153,479           $37          $74,409   $1,342,995

RECEIVABLES:
  Interfund receivables (payables)               2,053        14,075       2,527           -                -             -
  Dividends receivable                            -           48,686         -             -                -          48,686
  Participant contributions                       -             -            -             -                -          14,451
  Employer matching contributions                 -             -            -             -                -           2,890
                                              --------      --------     --------         -----          -------   ----------
          Total receivables                      2,053        62,761        2,527          -                -          66,027
                                              --------      --------     --------         -----          -------   ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                           $258,415      $794,584     $156,006           $37          $74,409   $1,409,022
                                              ========      ========     ========         =====          =======   ==========

    The accompanying notes are an integral part of this financial statement.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
   ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------




                                                                  Participant Directed
                                            ---------------------------------------------------------------
                                                        Capital       Kemper      Kemper-
                                              Bank      Reserves       U.S.        Dreman     Massachusetts
                                               One       Money      Government     Small        Investors
                                             Holding     Market     Securities      Cap          Trust A
                                             Account      Fund         Fund        Value          Fund
                                            ---------  ----------   ----------   ----------   -------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments                $    -      $       14  $      125   $   (7,855)  $      15,911
      Interest and dividends                    1,608          541         859          251           1,741
      Realized gain (loss)                       -            -             48          (14)         14,019
    Contributions-
      Participant                             (17,270)      22,658       4,255       40,849          35,410
      Employer match                             -           4,532         851        8,170           7,083
      Rollovers                                  -            -           -           2,297           3,445
                                            ---------   ----------  ----------   ----------   -------------

          Total additions                     (15,662)      27,745       6,138       43,698          77,609
                                            ---------   ----------  ----------   ----------   -------------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                        (5,297)      (8,714)       (979)         (82)        (30,851)
                                            ---------   ----------  ----------   ----------   -------------

          Total deductions                     (5,297)      (8,714)       (979)         (82)        (30,851)
                                            ---------   ----------  ----------   ----------   -------------

NET INCREASE (DECREASE)
  PRIOR TO INTERFUND

  TRANSFERS                                   (20,959)      19,031       5,159       43,616          46,758


INTERFUND TRANSFERS                            10,700      (11,560)     12,555       91,292          23,285
                                            ---------   ----------  ----------   ----------   -------------

NET INCREASE (DECREASE)                       (10,259)       7,471      17,714      134,908          70,043

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                                      20,916        3,307      10,126         -             91,222
                                            ---------   ----------  ----------   ----------   -------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of
   year                                     $  10,657   $   10,778  $   27,840   $  134,908   $     161,265
                                            =========   ==========  ==========   ==========   =============


                                                           Participant Directed
                                          ------------------------------------------------------
                                                                       Putnam       H.D. Vest
                                          Oppenheimer    Putnam     International    Employer    H.D. Vest
                                            Global       Voyager       Growth         Stock      Liquidity    Loan
                                             Fund         Fund          Fund           Fund        Fund       Fund        Total
                                          -----------   ---------   -------------   ----------   ---------   -------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments              $    (1,039)  $ 120,032      $ (5,033)      $  8,787    $   -      $  -      $   130,942

      Interest and dividends                    8,267       6,497           378            469        -         -           20,611
      Realized gain (loss)                     53,646      46,600          (768)        (2,929)       -         -          110,602
    Contributions-
      Participant                              97,924     243,170        24,548         14,148        -         -          465,692
      Employer match                           19,577      48,642         4,910          2,829        -         -           96,594
      Rollovers                                 4,985      28,687         3,445            886        -         -           43,745
                                          -----------   ---------      --------       --------    --------   -------   -----------


          Total additions                     183,360     493,628        27,480         24,190        -         -          868,186
                                          -----------   ---------      --------       --------    --------   -------   -----------


DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                       (30,368)   (168,653)       (4,725)        (5,959)       -       (6,634)     (262,262)

                                          -----------   ---------      --------       --------    --------   -------   -----------


          Total deductions                    (30,368)   (168,653)       (4,725)        (5,959)       -       (6,634)     (262,262)
                                          -----------   ---------      --------       --------    --------   -------   -----------

NET INCREASE (DECREASE)
  PRIOR TO INTERFUND

  TRANSFERS                                   152,992     324,975        22,755         18,231        -       (6,634)      605,924


INTERFUND TRANSFERS                            (7,510)   (166,114)       36,219         (5,157)        (37)   16,327          -
                                          -----------   ---------      --------       --------    --------   -------   -----------


NET INCREASE (DECREASE)                       145,482     158,861        58,974         13,074         (37)    9,693       605,924


NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year            258,415     794,584          -           156,006          37    74,409     1,409,022

                                          -----------   ---------      --------       --------    --------   -------   -----------


NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of
   year                                   $   403,897   $ 953,445      $ 58,974       $169,080    $   -      $84,102   $ 2,014,946

                                          ===========   =========      ========       ========    ========   =======   ===========


    The accompanying notes are an integral part of this nancial statement.

                      H.D. VEST, INC. SALARY SAVINGS TRUST
                      ------------------------------------

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
    ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------


                                                                    Participant Directed
                                                    ---------------------------------------------------
                                                      Capital      Kemper
                                           Bank       Reserves      U.S.      Massachusetts
                                            One        Money     Government    Investors     Oppenheimer
                                          Holding      Market    Securities     Trust A        Global
                                          Account      Fund        Fund          Fund           Fund
                                         ---------  ---------   ----------   -------------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments             $  -       $   -        $  (327)       $  8,681       $ 17,830
      Interest and dividends                -             63         307           6,168         12,886
      Realized gain (loss)                  -           -            (42)            727          2,348
    Contributions-
      Participant                          5,495      12,464       2,825          17,750         65,140
      Employer match                       1,099       2,493         565           3,550         13,013
      Rollovers                             -           -           -               -             9,567
                                         -------    --------     -------        --------       --------

          Total additions                  6,594      15,020       3,328          36,876        120,784
                                         -------    --------     -------        --------       --------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                     -        (48,690)       (130)         (1,321)       (11,394)
                                         -------    --------     -------        --------       --------

          Total deductions                  -        (48,690)       (130)         (1,321)       (11,394)
                                         -------    --------     -------        --------       --------

NET INCREASE (DECREASE)
  PRIOR TO INTERFUND
  TRANSFERS                                6,594     (33,670)      3,198          35,555        109,390

INTERFUND TRANSFERS                        3,575      36,384        (733)         (2,114)        (5,559)
                                         -------    --------     -------        --------       --------

NET INCREASE (DECREASE)                   10,169       2,714       2,465          33,441        103,831

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                                 10,747         593       7,661          57,781        154,584
                                         -------    --------     -------        --------       --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of
   year                                  $20,916    $  3,307     $10,126        $ 91,222       $258,415
                                         =======    ========     =======        ========       ========

                                          Participant Directed
                                        -------------------------
                                                     H.D. Vest
                                          Putnam     Employer     H.D. Vest
                                          Voyager      Stock      Liquidity     Loan
                                           Fund        Fund         Fund        Fund        Total
                                         ---------   ---------   -----------   -------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in fair
        value of investments              $ 17,838    $ 61,070      $    302   $  -       $  105,394
      Interest and dividends                49,536         128            17      -           69,105
      Realized gain (loss)                  11,458         411          -         -           14,902
    Contributions-
      Participant                          189,748        -           17,710      -          311,132
      Employer match                        37,968        -            3,538      -           62,226
      Rollovers                             22,324           2          -         -           31,893
                                          --------    --------   -----------   -------    ----------

          Total additions                  328,872      61,611        21,567      -          594,652
                                          --------    --------   -----------   -------    ----------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and benefits
      paid to participants
      and beneficiaries                    (14,555)     (4,580)         -       (3,747)      (84,417)
                                          --------    --------   -----------   -------    ----------

          Total deductions                 (14,555)     (4,580)         -       (3,747)      (84,417)
                                          --------    --------   -----------   -------    ----------

NET INCREASE (DECREASE)
  PRIOR TO INTERFUND
  TRANSFERS                                314,317      57,031        21,567    (3,747)      510,235

INTERFUND TRANSFERS                        (95,121)     33,485       (21,601)   51,684          -
                                          --------    --------   -----------   -------    ----------

NET INCREASE (DECREASE)                    219,196      90,516           (34)   47,937       510,235

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                                  575,388      65,490            71    26,472       898,787
                                          --------    --------   -----------   -------    ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of
   year                                   $794,584    $156,006   $        37   $74,409    $1,409,022
                                          ========    ========   ===========   =======    ==========

    The accompanying notes are an integral part of this financial statement.

                     H. D. VEST, INC. SALARY SAVINGS TRUST
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1997
                               -----------------



1.  PLAN DESCRIPTION:
    -----------------

General
-------

The H.D. Vest, Inc. Salary Savings Trust (the Plan) is a defined contribution retirement plan established by H.D. Vest, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who are age 21 or older and have completed one year of service, as defined, are eligible to participate. The Plan entry dates are January 1, April 1, July 1, and October 1 of each year. The Plan, which became effective January 1, 1993, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan's trustee is Bank One Texas, N.A. The trustee is designated to hold and invest plan assets for the benefit of plan participants in accordance with the terms of the plan agreement. In addition, the Plan's record keeping responsibilities were performed by Sedgewick, Noble, Lowndes and CPI Qualified Plan Consultants, Inc. for the fiscal years ended December 31, 1997 and 1996, respectively. The Plan administrator is the Benefit Plan Advisory Committee consisting of three employees of the Company. This committee is responsible for Plan oversight.

Employer Contributions
----------------------

     Matching - The Company provided a matching contribution equal to 20% of each participant's contribution for the calendar year 1997 and 1996. Matching contributions were $96,594 and $62,226 in 1997 and 1996, respectively.

     Discretionary - Any amount deemed appropriate by the Company. No discretionary contributions were made in 1997 or 1996.

     Nonelective - The Company, at its sole discretion, may contribute an amount which it designates as a qualified nonelective contribution. There were no nonelective contributions in 1997 or 1996.


Participant Contributions
-------------------------

Eligible employees can contribute up to 15% of their annual compensation each calendar year, not to exceed $9,500 per participant in 1997 and 1996, respectively. Participant contributions, including rollovers, were $509,437 and $343,025 in 1997 and 1996, respectively.

Vesting
-------

Participants are immediately vested in their voluntary contributions and Company contributions and the earnings thereon.

Benefits
--------

In general, participants are eligible to receive vested benefits upon reaching the normal retirement age of 65, upon death (benefits are paid to a participant's beneficiary), upon permanent disability, upon termination of employment, or upon termination of the Plan. Participants are entitled to receive 100% of their account balance. There were $13,525 and $3,575 of requested but not paid benefits owed to participants at December 31, 1997 and 1996, respectively.

Participant Accounts
--------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, related employer matching contributions, rollover contributions, if any, and an allocation of Plan income, gains, and losses. Allocations of income are based on participant earnings.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee and employer matching contributions in any increment into the eight investment options. A description of each investment option is provided below:


     Bank One Holding Account - This money market account acts as a holding account until contributions can be transferred into the participant-directed funds.

     Capital Reserves Money Market Fund - This fund seeks current income, stability, and liquidity through investment in high-quality money market securities.

     Kemper U.S. Government Securities Fund - The fund invests primarily in Government National Mortgage Association certificates of the modified pass-through type. The fund may invest in the entire range of maturities of fixed-income securities.

     Kemper-Dreman Small Cap Value - The fund invests at least 65% of its assets in equity securities of companies with market capitalizations of less than $1 billion. It invests primarily in common stocks of companies that the advisor determines to have low price to earnings ratios, reasonable returns on equity and sound finances. The fund may invest up to 20% of its assets in sponsored American Depository Receipts.

     Massachusetts Investors Trust A Fund - The fund invests primarily in common stocks and convertible securities, emphasizing securities that are considered to be of high or improving quality. The fund may invest up to 35% of its assets in foreign securities, and a portion of the fund's assets may be held in debt securities and cash equivalents.

     Oppenheimer Global Fund - The fund invests primarily in common stocks issued by companies domiciled in at least three countries or securities of cyclical industries. The fund may use special investment techniques, such as hedging.

     Putnam Voyager Fund - The fund invests primarily in common stocks. Preferred stocks, debt securities, and convertible issues may also be held. The fund generally invests largely in the securities of smaller and less-seasoned companies.

     Putnam International Growth Fund - The fund invest approximately 65% of its assets in equity securities of companies located outside of North America. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets. It may engage in various hedging strategies.

     H.D. Vest Employer Stock Fund - This fund invests in H.D. Vest, Inc. common stock. Any stock so acquired is purchased on the open market.

     H.D. Vest Liquidity Fund - This fund acts as a holding account until contributions can be transferred into the H.D. Vest Employer Stock Fund.

The net asset value per unit for the various unitized funds are as follows (the Capital Reserves Money Market Fund and the H.D. Vest Liquidity Fund do not have units):


                                                       1997                  1996
                                               --------------------  --------------------
                                                Number   Net Asset    Number   Net Asset
                  Fund                         of Units  Value/Unit  of Units  Value/Unit
     --------------------------------------    --------  ----------  --------  ----------
     Kemper U.S. Government Securities Fund       3,126      $ 8.77     1,172      $ 8.64

     Kemper-Dreman Small Cap Value                5,977       20.99         -           -

     Massachusetts Investors Trust A              8,757       17.52     6,309       14.46
     Oppenheimer Global Fund                      9,753       41.14     6,570       39.03
     Putnam Voyager Fund                         49,479       18.71    45,443       16.12
     Putnam International Growth Fund             3,299       16.67         -           -
     H.D. Vest Employer Stock Fund               35,387        4.75    33,103        4.63

Loans to Participants
---------------------

The Plan allows for a participant to borrow from his or her participant account. A loan to a participant may not exceed 50% of the participant's vested benefit and cannot exceed $50,000. Loans are repayable through payroll deductions over periods ranging up to 60 months with a minimum loan amount of $1,000. If the purpose of the loan is to acquire or construct the primary residence of the participant, the period of repayment may exceed five years, but in no event shall it exceed the usual repayment period required by commercial lenders for similar loans. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. At December 31, 1997 and 1996, the Plan had $84,102 and $74,409, respectively, in loans outstanding issued at 9.00% to 9.75% rates of interest. Loan payments and withdrawals are included in Interfund Transfers on the Statement of Changes in Net Assets Available For Plan Benefits With Fund Information. Interest income on loans is directly allocated to the fund from which the loan funds were originally borrowed and is included in Interest and Dividends on the Statement of Changes in Net Assets Available for Plan Benefits with Fund Information. Interest income on all loans was approximately $8,700 and $4,700 for the fiscal years ended December 31, 1997 and 1996, respectively.

Plan Amendments
---------------

Effective July 1, 1996, the Plan's trustees were changed from Ted Sinclair and Shannon Soefje, both officers of the Plan sponsor to Bank One Texas, N.A.

Effective July 1, 1996, the Plan changed the date that participant-directed changes went into effect from the next business day to the first business day of the following month.

Expenses of the Plan
--------------------

All expenses related to the administration and operation of the Plan, including but not limited to legal, brokerage, and accounting fees, are paid by the Company, and amounted to $55,000 and $51,000 for the years ended December 31, 1997 and 1996, respectively. The Plan is not responsible for reimbursing the Company for expenses paid by the Company on behalf of the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Derivative Financial Instruments
--------------------------------

Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure about derivative financial instruments, futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics. At December 31, 1997 and 1996, the Plan did not hold any derivative financial instruments; however, the Oppenheimer Global Fund investment held by the Plan includes derivative financial instruments. As described by the Oppenheimer Global Fund prospectus, futures and options are used only for the purpose of managing the fund's exposure to stock and bond markets and to fluctuations in interest rates and currency values. The Plan's exposure with these derivative financial instruments is limited to the amount of investment in the mutual fund.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
-----------------


Certain prior year amounts were reclassified to conform with the current year presentation.

3.  DISCLOSURE OF SIGNIFICANT ASSETS:
    ---------------------------------


The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996, are as follows:

                                                    1997          1996
                                                ------------  ------------
          Massachusetts Investors Trust A Fund     $153,404  $ 91,222
          Oppenheimer Global Fund                   401,195   256,362
          Putnam Voyager Fund                       925,936   731,823
          H.D. Vest Employer Stock Fund             168,010   153,479
          Kemper-Dreman Small Cap Value             125,455      -


4.  TAX STATUS:
    -----------


The Internal Revenue Service determined and informed the Company, by a letter dated September 10, 1996, that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the letter. The Plan's administrator has filed for a new determination letter covering these amendments. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.  PLAN TERMINATION:
    -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants may elect to receive their non-forfeitable account balance as soon as administratively possible.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ----------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements and the Form 5500:

                                                   December 31,  December 31,
                                                       1997          1996
                                                   ------------  ------------

     Net assets available for plan benefits
       per the financial statements                $  2,014,946  $  1,409,017

     Amounts allocated to withdrawing participants      (13,525)       (3,575)
                                                   ------------  ------------
     Net assets available for plan benefits per
       the Form 5500                               $  2,001,421  $  1,405,442
                                                   ============  ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                   December 31,  December 31,
                                                      1997          1996
                                                   ------------  ------------


     Distributions to participants per the
       financial statements                        $    262,262  $     84,417

     Amounts allocated to withdrawing participants
       at end of period                                  13,525         3,575
                                                   ------------  ------------


     Distributions to participants per the
       Form 5500                                   $    275,787  $     87,992
                                                   ============  ============

                                    -13-                              SCHEDULE I


                      H.D. VEST, INC. SALARY SAVINGS TRUST
                      ------------------------------------


    ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    -----------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                EIN:  75-2154244
                                ----------------

                                   PLAN # 001
                                   ----------



  (a)            (b)                              (c)                       (d)           (e)

                                                                                        Current
       Identity of Party Involved       Description of Investment           Cost         Value
-----  --------------------------       -------------------------        -----------  -----------
  *    Bank One  Holding Account        Holding Account                   $   45,794   $  45,794

  *    Capital Reserves Money
       Market Fund                      Money Market                          10,345      10,345

       Kemper U.S. Government
       Securities Fund                  Mutual Fund, fixed income             27,180      27,415

       Kemper-Dreman Small
       Cap Value                        Mutual Fund, stock and debt           134,695     125,455

       Massachusetts Investors
       Trust A Fund                     Mutual Fund, stock and debt           136,195     153,404

       Oppenheimer Global Fund          Mutual Fund, growth stock and debt    393,329     401,195

       Putnam Voyager Fund              Mutual Fund, international stock
                                        and debt                              844,790     925,936

       Putnam International             Mutual Fund, international stock
       Growth Fund                      and debt                               60,030      55,000

  *    H.D. Vest Employer
       Stock Fund                       H.D. Vest, Inc., common stock         173,685     168,010

  *    Loan Fund                        Loans to Participants, interest
                                        rates ranging from 9.00% to 9.75%        -         84,102
                                                                           ----------   ---------
                                                                           $1,826,043   $1,996,656
                                                                           ==========   ==========

* Column (a) indicates each identified person/entity known to be a party-in-interest.


    This supplemental schedule lists assets held for investment purposes at
      December 31, 1997, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                     -14-                            SCHEDULE II


                      H.D. VEST, INC. SALARY SAVINGS TRUST
                      ------------------------------------


          ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
          -----------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                EIN:  75-2154244
                                ----------------

                                   PLAN #001
                                   ---------





                (a)                               (b)                        (c)        (d)       (g)         (h)        (i)
                                                                                                            Current
                                                                                                Value on      Net
                                                                           Purchase   Selling   Cost of   Transaction   Gain/
    Identity of Party Involved            Description of Asset              Price      Price     Asset       Date      (Loss)
------------------------------------      --------------------             --------   -------   -------   -----------   ------
INDIVIDUAL:                               NONE

SERIES TRANSACTIONS:

Purchases:

H.D. Vest Investment Securities, Inc.*    Capital Reserves Money Market    $727,744   $    -    $727,744    $727,744    $   -
Massachusetts Financial Services          Massachusetts Investors Trust A
                                            Fund                             79,172        -      79,172      79,172        -

Oppenheimer Funds Distributors            Oppenheimer Global Funds Mutual
                                            Fund                            194,466        -     194,466     194,466        -
Putnam Fiduciary Trust                    Putnam Voyager Fund Mutual Fund   422,229        -     422,229     422,229        -
Massachusetts Financial Services          The One Group Prime Money
                                            Market Fund                      78,074        -      78,074      78,074        -
Kemper/Dreman Fiduciary Trust             Kemper-Dreman Small Cap
                                            Value                           134,840        -     134,840     134,840        -
Putnam Fiduciary Trust                    The One Group Prime Money
                                            Market Fund                     542,387        -     542,387     542,387        -
Oppenheimer Funds Distributors            The One Group Prime Money
                                            Market Fund                     144,828        -     144,828     144,828        -

Sales:
H.D. Vest Investment Securities, Inc.*    Capital Reserves Money Market           -  705,225     705,225     705,225        -
Massachusetts Financial Services          The One Group Prime Money
                                            Market Fund                           -   79,386      79,386      79,386        -

Oppenheimer Funds Distributors            The One Group Prime Money
                                            Market Fund                           -  147,016     147,016     147,016        -

Putnam Fiduciary Trust                    Putnam Voyager Fund Mutual
                                            Fund                                  -  342,679     301,682     342,679   40,997

Putnam Fiduciary Trust                    The One Group Prime Money
                                            Market Fund                           -  553,587     553,587     553,587        -


Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.

*indicates each identified person known to be a party-in-interest


This supplemental schedule is a listing of individual and series of investment transactions in the same security, which alone, or in the aggregate, exceeded
    5% of plan assets at January 1, 1997, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    H.D. VEST INC. SALARY SAVINGS TRUST



                                    By:   /s/ Wesley Ted Sinclair
                                       ------------------------------------
                                       Wesley Ted Sinclair
                                       Member of the Benefit
                                       Plan Advisory Committee